PRICER

PRESS RELEASE

from Pricer AB (publ) June 10th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 11:00 a.m on Tuesday June 10th, 2008.

Pricer to Roll out ESL System to Danish Pharmacy Chain

One of Denmark's largest pharmacy chains, Apotekeren, has signed an agreement to equip their member stores with electronic shelf labels (ESL). The pharmacies, 47 in total, will be installed together with Pricer's Danish partner NNIT and be completed during 2008. The value of the order is in excess of 5 MSEK.

Apotekeren is the first integrated Nordic pharmacy chain to roll out ESL. All stores will be equipped with Pricer's Continuum ESLs, and the customer has the ability to upgrade to Pricer's fully graphic DotMatrix™ ESL. "Apotekeren carried out a careful assessment of ESL solutions most suited to their specific shelf display requirements," says Niclas Qvist, Area Sales Manager Northern Europe at Pricer AB, " and only Pricer offered both the most flexible solution and investment security for the future."

"There are over 500 pharmacies in Denmark and we are confident that the Pricer solution will be expanded to many of them within the near future." says Steen Banke, Sales Manager NNIT.

About NNIT
NNIT A/S is one of Denmark's leading consultancies in IT development, implementation and operations. NNIT has more than 1,000 employees and a turnover in 2006 of 1,016 MDKK.
For more information on NNIT, visit www.nnit.com

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,000 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) June 24th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 2:45 p.m. on Tuesday June 24th, 2008.

Pricer selected as the ESL supplier for Casino's integrated chains

Pricer has been selected as the sole supplier for the Casino Group to provide electronic shelf label (ESL) solutions, system integration and support services over the next two years.

Casino is amongst the largest retailers in Europe and a leader in store automation and one of the earliest to deploy ESL. Since 2002, over 6,500,000 ESLs have been implemented in Casino stores across 110 hypermarkets and 300 supermarkets. As the first installations are due for renewal, Casino will begin modernizing and upgrading existing installations as well as extending ESL into new store areas and new stores within the group. Pricer and Casino will also collaborate strategically to develop new ESL concepts and functionalities, reinforcing Casino's Customer Loyalty Strategy and delivering higher added value to both store organization and store sales operations (price, promotion and merchandizing optimization).

"This is one of the most important projects we have ever won," says Charles Jackson, President of Pricer. "Casino is one of the world's largest ESL users today and their choice is testimony to Pricer's technology both in terms of scalability as well as capability."

Casino evaluated ESL systems as well as next generation systems as part of their comprehensive review. "We are proud to have been selected after Casino's thorough analysis of ESL suppliers and industry," says Oron Branitzky, Vice President of Sales for Pricer. "Retailers installing Pricer's system are doing so with an understanding of our consistent lowest total cost of ownership and forward compatibility."

"This is only the second time in the industry a major retailer with such a great background and knowledge of ESL has arrived at their ESL replacement cycle," says Marc Poncet, Casino Key Account Manager at Pricer. "And again, Pricer was chosen as the most reliable partner today and for the future."

About Casino
With over 10,000 stores around the world, Casino has gained a leading edge in the French food retail trade. Devoted to customers service in France with its Géant Hypermarkets, Casino Supermarché, Casino Cafétéria, Monoprix, Leader Price, Franprix, chains as well as its convenience stores Casino's sales in its domestic market accounted for about €18B in 2007. The group employs over 200,000 people of which about 40% are in its domestic market.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,000 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) May 21st, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 1:30 p.m on Wednesday May 21st, 2008.

First European Food Retailer to equip complete stores with Pricer graphic ESLs

E. Leclerc Hypermarkets have become the first European food retailer to equip complete stores with DotMatrix™ ESL

Pricer has received an order from two E. Leclerc hypermarkets in the French E. Leclerc Lecasud region to modernize their ESL systems. The hypermarkets will install a total of 70 000 Pricer DotMatrix™ graphic Electronic Shelf Labels (ESL) using electronic paper display technology, also referred to as a bi-stable display technology. This follows Pricer's launch at Euroshop in February of the first fully scalable electronic paper ESL solution.

"This new product line is important for growing our client base by answering demands for more advanced and scalable systems," says Charles Jackson, CEO at Pricer. "This order will give Pricer further authority as the platform of choice for retailers as they can clearly see our unique and clear system advantage."
This technology is a culmination of 15 years of system development by Pricer to create a fully scalable segment and pixel based ESL system. Pricer DotMatrix™ ESLs are fully compatible with the Pricer platform and therefore can be integrated into existing store installations.

"In this case, both hypermarkets were using two different competing solutions," says Philippe Goas, Area Manager, Middle Europe at Pricer, "and this leap forward was as much based on improving store operations as choosing the system that could continue to evolve with them."

Compared with LCD segment based ESL, this new technology enables a complete pixel representation reproducing the exact information of a shelf edge paper label including a bar code. With Pricer DotMatrix™ ESL, no more paper stickers are required for static information on the ESL, greatly improving store operations by giving users convenience and simplicity. With a DotMatrix™ ESL, all ESL product linking is done completely and easily at the shelf edge. DotMatrix™ also offers high customer comfort given their paper like readability, an important consideration for customer satisfaction today. Furthermore, the memory can support full text such as pertinent product information for helping store staff and sales.

The Pricer DotMatrix™ solution relies on high speed transmission, scalable software and low power chip design complemented by bi-stable matrix-controlled displays that have information storage at the display surface. They are robust and consume energy only when being updated and therefore are ideal for retail environment.

E. Leclerc is a European food retailer based in Paris which operates approximately 580 hypermarkets of which 505 hypermarkets are in France, with the remainder in Spain, Italy, Portugal and Eastern Europe. The business is operated as a co-operative and is ranked 19th in international grocery retailers for 2007. Today, a total of approximately 66 hypermarkets are installed with Pricer in France, Spain and Portugal.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,000 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

END